YAMANA GOLD ANNOUNCES ELECTION OF DIRECTORS

TORONTO, ONTARIO, May 2, 2014 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) today announced the results of the vote for the election of directors held at the Annual and Special Meeting of shareholders on April 30, 2014.  Detailed results are presented below.

		Votes For	Votes Withheld
Nominee
(1)	Peter Marrone	457,386,496	25,482,447
		(94.72%)	(5.28%)
(2)	Patrick J. Mars	464,519,451	18,349,492
		(96.20%)	(3.80%)
(3)	John Begeman	479,679,082	3,189,861
		(99.34%)	(0.66%)
(4)	Alexander Davidson	445,445,769	37,423,174
		(92.25%)	(7.75%)
(5)	Richard Graff	479,381,773	3,487,170
		(99.28%)	(0.72%)
(6)	Nigel Lees	478,920,546	3,948,397
		(99.18%)	(0.82%)
(7)	Carl Renzoni	478,216,695	4,652,278
		(99.07%)	(0.96%)
(8)	Dino Titaro	479,557,792	3,311,151
		(99.31%)	(0.69%)

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico. Pending completion of a plan of arrangement relating to the purchase of Osisko Mining Corporation, the Company will also have significant precious metals properties in Canada.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com